Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE
Kinross shareholders approve Red Back combination
Red Back transaction creates new leader in gold growth
with US$19-billion market capitalization

Toronto, Ontario – September 15, 2010 - Kinross Gold Corporation (TSX:K, NYSE: KGC) today announced that its shareholders have approved an ordinary resolution authorizing the issuance of Kinross common shares and common share purchase warrants (the “Shareholder Resolution”) in connection with the previously announced arrangement involving Red Back Mining Inc. under the Canada Business Corporations Act (the “Arrangement”).

The Shareholder Resolution was approved by approximately 66% of the votes cast by Kinross shareholders present in person or represented by proxy at the Kinross special meeting. The total votes cast represented approximately 70% of the Kinross’ total issued and outstanding common shares. At a special meeting of Red Back shareholders also held today, the friendly combination with Kinross was approved by approximately 99% of the votes cast by Red Back shareholders present in person or represented by proxy.

“We are pleased by this strong vote of confidence from shareholders on the friendly combination with Red Back, which adds significantly to Kinross’ production profile and creates a new leader in growth among senior gold producers,” said President and CEO Tye Burt. Following closing of the Arrangement, Kinross will have a balanced portfolio of ten mines and five high quality growth projects, approximately 7,000 employees, and a market capitalization of approximately $19 billion1. The addition of the Tasiast mine in Mauritania is expected to give Kinross one of the fastest-growing rates of production among senior gold producers between now and 2015.

Pursuant to the Arrangement, Kinross will acquire all of the issued and outstanding common shares of Red Back, other than those common shares currently held by Kinross and other than those common shares held by Red Back shareholders who properly exercise their dissent rights. Each Red Back common share will be acquired in exchange for 1.778 Kinross common shares plus 0.11 of a Kinross common share purchase warrant. Each whole warrant is exercisable for a period of four years following the completion of the Arrangement at an exercise price of US$21.30 per Kinross common share. The Kinross common shares and warrants issued in connection with the Arrangement are expected to be listed on the Toronto Stock Exchange within a week after closing.

Completion of the Arrangement remains subject to, among other things, the final approval of the Superior Court of British Columbia, which approval is expected on September 16, 2010. The closing date of the Arrangement is expected to occur on or about September 17, 2010, provided that all of the conditions of the Arrangement are satisfied or waived.

1 Following closing of the arrangement, based on Kinross’ closing share price on the NYSE on September 14, 2010.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward-looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, opportunities, statements with respect to possible events or opportunities, estimates and the realization of such estimates, and future development, mining activities and production. The words “plans”, “expects”, “subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “opportunity”, “intends”, “anticipates” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “can”, “could”, “would”, “should”, “might”, “will be taken”, “become”, “create”, “occur”, or “be achieved”, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross underlying the forward-looking statements in this news release which may prove to be incorrect include, but are not limited to, the various assumptions set forth in the “Statements Regarding Forward-Looking Information” section of our Management Information Circular dated August 16, 2010 mailed to Kinross shareholders in connection with the Arrangement (as amended and supplemented, the “Circular”), as well as: (1) that Kinross will complete the Arrangement and the accuracy of management’s assessment of the effects thereof; (2) the accuracy of Kinross’ and Red Back’s mineral reserve and mineral resource estimates; and (3) the viability of the Tasiast and Chirano mines, and the development and expansion of Tasiast and Chirano mines on a basis consistent with Kinross current expectations. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements, and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to those cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form”, and the “Statements Regarding Forward-Looking Information” and “Risk Factors” sections of the Circular, to which readers are referred and which are incorporated by reference in this news release, all of which qualify any and all forward‐looking statements made in this news release. These factors are not intended to represent a complete list of the factors that could affect Kinross or the Arrangement or the resulting combined company. Kinross disclaims any intention or obligation to update or revise any forward‐looking statements or to explain any material difference between subsequent actual events and such forward‐looking statements, except to the extent required by applicable law.

Other information
Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

p. 2 Kinross shareholders approve Red Back combination	www.kinross.com